FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

April 8, 2022

Item 3. News Release

The news release was issued and disseminated via Cision on April 11, 2022 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced that it has retained IR Labs Inc. ("irlabs") to provide investor relations services to the Company.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company entered into an engagement letter dated April 8, 2022 (the "Agreement") with irlabs, whereby irlabs has agreed to provide the Company with certain investor relations services (the "Services") in the areas of: (i) capital markets advisory, including strategic advisory and introductions to investors and investment bankers; and (ii) the development and management of an investor relations and communications program, including public relations/media, social media and stakeholder relations.

The Agreement will remain in effect until either party terminates it. Either party may terminate the Agreement at any time by providing the other party with 30 days' prior written notice of termination. In consideration for the Services, the Company has agreed to pay irlabs a monthly fee of $10,000 in cash, plus applicable taxes (the "Monthly Fee"), due and payable on the last day of each month. The first payment will be $15,000 in cash, plus applicable taxes, due and payable on April 30, 2022. The Company has also agreed to reimburse irlabs for all reasonable out-of-pocket expenses incurred in connection with irlabs performing the Services. In addition, irlabs will bill a monthly charge totalling 3% of the Monthly Fee to cover subscription fees for market intelligence platforms, media monitoring, certain information retrieval services, and other ordinary course items that will not be billed to the Company on an itemized basis. irlabs has agreed not to incur any aggregate disbursements greater than $500 a month without the Company's approval. irlabs' contact person, address, email and telephone number are as follows: Alyssa Barry (Principal and Co-Founder), 400 - 22 E 5th Ave, Vancouver, BC V5T 1G8, alyssa@irlabs.ca, 604-997-0965.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

April 11, 2022